Exhibit 3

October 13, 2016

Angie’s List, Inc.

1030 E. Washington Street

Indianapolis, IN 46202
Attention: Members of the Board of Directors

Re: Corporate Governance Issues

Dear Members of the Board of Directors:

Vajra Fund III, LLC, a shareholder of Angie’s List, Inc. (the “Company”) that beneficially owns 5,322,563 shares of the Company’s common stock as of the date of this letter, which represents approximately 9.1% of all outstanding shares of the Company, is writing to you to share our views on the recent changes to the composition of the Board of Directors of the Company (the “Board”).

1.              Our view of recent actions

We view the recent resignations of Mr. John H. Chuang, former the Chairman of the Board, and Mr. Steven M. Kapner, former member of the Board, as positive developments from the perspective of the Company’s shareholders. As you know, our letter to the Board dated July 21, 2016 actively sought those resignations among other changes. Messrs. Chuang and Kapner, who beneficially own nearly 20% of the Company’s outstanding shares, had pledged nearly all of their Company holdings to secure various debt obligations. We believe those pledges exposed the Company and its shareholders to needless and unreasonable risk.

We are also pleased by the recent reduction of the Board size from 12 directors to 10 and we wholeheartedly approve of the appointment of Mr. Thomas Evans as Chairman of the Board, an experienced and pragmatic business leader. As we pointed out previously, a 12-member board was too large for a business the size of the Company. Oversized boards often lack sufficient accountability and make poor decisions. We are happy to see that the Board’s size has been reduced.

2.              Additional actions needed

While our advocacy appears to have led to both the resignation of Messrs. Chuang and Kapner and a reduction in the size of the Board, we continue to urge the following additional changes to the Company’s corporate governance practices, which we believe will further restore confidence in the Board, protect shareholder value and help to realize the Company’s excellent business prospects.

a)             The Company should eliminate the policy that allows Board members to pledge the Company’s securities as collateral to secure or guarantee indebtedness.

Although the recent Board resignations addressed the immediate issue of shares of the Company pledged by Messrs. Chuang and Kapner, the Company should take the additional step required to prevent a recurrence of this type of issue. The policy that allows the pledging of Company shares by members of its Board should be changed immediately and that change should be communicated to all investors.

b)             The Company should eliminate its policy of electing Board members on a staggered basis.

We continue to believe the Company’s policy providing for staggered Board elections supports entrenchment of directors and shields them from accountability to the Company’s shareholders. Eliminating staggered Board elections would improve the responsiveness of Board members to the Company’s shareholders and hold such Board members accountable for poor decision-making. The Company should provide that each member of the Board serves a one-year term and stands for re-election every year.

3.              The Company’s excellent business prospects

We invested in the Company because we are very optimistic about the prospects of the Company. By opening up features of its website to members free of charge, the Company has the opportunity to monetize the significant traffic attracted organically by its well-known brand and sterling reputation — a competitive advantage enjoyed by no other business in this market today.  Simply put, no competitor can match the brand value of the Company.

As management has reported, the Company receives approximately 100 million unique visits annually, and for many years the vast majority of that Internet traffic has been bouncing off the pay wall un-monetized.  Going forward, these home-owning consumers will be converted into qualified leads with well-established economic value.  We also think the Company is on the right track by presenting a set of compelling paid membership offers to inbound consumers who want premium access and services, thereby allowing the Company to preserve and grow its membership revenue line even after the pay wall is gone.

Most importantly, we believe that of the more than half a million non-participating service providers who currently benefit from the Company without paying, many will choose to engage as participating members with the new platform.  This development will boost revenue and profitability while assisting service providers to better serve the Company’s members.

Continued execution of management’s ambitious business plan will likely lead to a variety of strategic opportunities. As a result of the recent changes to the Board, the Company is now in a better position to evaluate and capture such opportunities as they arise.

Thank you.

Vajra Fund III, LLC

/s/ Michael Brodsky

Michael Brodsky

Managing Partner